Exhibit 99.13

PRESS RELEASE

Indonesia-Singapore: TotalEnergies and RGE Reach New
Milestone in Large-Scale Solar and Battery Storage Project

•	TotalEnergies and RGE have joined forces in a solar and battery project in Indonesia
•	Today, the project was awarded a conditional licence by Singapore’s Energy Market Authority to import 1 GW of Clean Firm Power to Singapore
•	The project will also supply electricity to local industry in Indonesia

Paris/Singapore, May 30th, 2025 – TotalEnergies and RGE, a group operating in the bio-based resources and energy sectors, are pleased to announce that Singapore’s Energy Market Authority (EMA) has awarded their equally-owned joint venture Singa Renewables (“Singa”) a conditional licence to import 1 GW of renewable power from Indonesia. Today, the partners also signed a Memorandum of Understanding with Singapore Energy Interconnections (SGEI) to jointly develop a subsea interconnector, enabling electricity imports from Indonesia to Singapore.

The partners had previously signed a Co-Investment Agreement to develop, build and operate a hybrid renewable power plant comprising a solar farm, Battery Energy Storage System (BESS), and a subsea cable in Riau Province, Indonesia, during an official ceremony in Jakarta on May 28th, 2025, in the presence of French President Emmanuel Macron and Indonesian President Prabowo Subianto.

A flagship initiative for the decarbonization of local industries

The project will supply Clean Firm Power to energy-intensive consumers in Singapore and to industrial complexes near the solar site in Riau Province, Indonesia. Throughout the project’s development, the partners will harness TotalEnergies’ global expertise in large-scale energy projects while leveraging RGE’s wide footprint in Indonesia and Singapore.

“I would like to thank the Singapore authorities for granting the necessary licences for this landmark electricity import project, that we are pleased to develop with our partner RGE”, said Helle Kristoffersen, President Asia and Executive Committee Member at TotalEnergies. “The project will contribute to Singapore’s goal of reaching net zero emissions by 2050, while supporting Riau Province’s economic development in Indonesia. This initiative also illustrates TotalEnergies’ commitment to ASEAN’s energy transition and security of supply.”

“We are doing our part to accelerate the region’s clean energy transition”, said Imelda Tanoto, Managing Director at RGE. “The Conditional Licence is a key milestone that affirms our role in advancing the region’s collaboration and decarbonization goals as we remain focused on creating lasting value for communities, markets, and governments alike.”

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TotalEnergies and electricity

TotalEnergies is building a competitive portfolio that combines renewables (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. As of the end of March 2025, TotalEnergies has 28 GW of installed gross renewable electricity generation capacity and aims to reach 35 GW by the end of 2025, and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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